March 27, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Go Public II, Inc.

Response to Staff Letter March 25, 2014

Form 8-K

Filed March 21, 2014

File No. 000-55026

To the men and women of the SEC:

On behalf of Go Public II, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated March 21, 2014 addressed to Mr. Thomas DeNunzio, the Company’s President, Secretary and Director, with respect to the Company’s filing of its 8-K on March 21, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Item 4.01 Changes in Registrant's Certifying Accountant, page 2

(2) New Independent Auditor, page 2

1. Please revise your disclosure in the last paragraph to state whether the decision to engage RLBCPA as your independent public accounting firm was recommended or approved by any audit or similar committee of the board of directors, if you have such a committee, or the board of directors if you have no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K. Also, we understand that that RLBCPA is registered with the Public Company Oversight Review Board under the name "Robin Lee Bigalke, CPA." If our understanding is correct, please revise your disclosure to refer to the name of the independent accountant registered with the PCAOB.

COMPANY RESPONSE

Effective March 24, 2014 the PCAOB registered name changed from Robin Lee Bigalke CPA to the firm name RLB Certified Public Accountant PLLC (“RLBCPA”). We have amended the last paragraph to state that our sole board director approved the engagement of RLBCPA.

The Company Acknowledges that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 27, 2014

/s/ Thomas DeNunzio

President & CEO